[LETTERHEAD OF KKR FINANCIAL HOLDINGS LLC]

April 27, 2011

VIA COURIER AND EDGAR

Mr. Gregory Dundas

Senior Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 3720

Washington, D.C. 20549

RE:	KKR Financial Holdings LLC
Annual Report on Form 10-K for the fiscal
year ended December 31, 2010
Filed February 28, 2011
File No. 001-33437

Dear Mr. Dundas:

We are writing to respond to the comments set forth in your comment letter, dated April 13, 2011, relating to our Form 10-K for the year ended December 31, 2010.  To assist your review, we have retyped the text of the Staff’s comments in italics below. Please note that any references to page numbers in our responses refer to the page numbers of our EDGAR-filed Form 10-K.

Form 10-K for the fiscal year ended December 31, 2010

General

1.                                       Please provide us your proposed future disclosures, where applicable.

In response to the Staff’s Comment, the Company advises the Staff that it has included proposed future disclosures, where applicable, in this letter.

Item 1A. Risk Factors, page 16

General

2.                                       In your second introductory paragraph, please revise future filings to correct the cross-reference for the Management Agreement.  We note that in your Exhibit Index you provide the reference to Exhibit 10.1 as the 8-K filed on 5/4/07, rather than the Form 10-Q filed on 8/6/09.

In response to the Staff’s Comment, the Company advises the Staff that it will correct the cross-reference to the Management Agreement exhibit to reference Exhibit 10.1 of the Company’s 8-K filed on May 4, 2007 in future filings.

Our investment portfolio is and may continue to be concentrated in a limited number of companies and industries, which will subject us to a risk of significant loss if any of these companies defaults on its obligations to us or if there is a downturn in a particular industry, page 26

3.                                       Please revise your future filings to provide the disclosures required by ASC 825-10-50-20 through 21 for any significant concentrations of credit risk related to your corporate loans and/or available-for-sale securities investments.

In response to the Staff’s Comment, the Company advises the Staff that it will revise future filings to include disclosure with respect to significant concentrations of credit risk related to the Company’s corporate loans and securities available-for-sale investments.

The Company will include disclosure substantially similar to the following in its future filings in its securities available-for-sale note to its financial statements:

The Company’s securities available-for-sale portfolio has certain credit risk concentrated in a limited number of issuers.   As of December 31, 2010, approximately 60% of the estimated fair value of the Company’s securities available-for-sale portfolio was concentrated in ten issuers, with the two largest concentrations of securities available-for-sale in securities issued by NXP BV and First Data Corporation, which combined represent $208.6 million, or approximately 25% of the estimated fair of value of the Company’s securities available-for-sale.

The Company will include disclosure substantially similar to the following in its future filings in its corporate loans note to its financial statements.

The Company’s corporate loan portfolio has certain credit risk concentrated in a limited number of issuers. As of December 31, 2010, approximately 51% of the total amortized cost basis of the Company’s corporate loan portfolio was concentrated in twenty issuers, with the three largest concentrations of corporate loans in loans issued by Texas Competitive Electric Holdings Company LLC, Modular Space Corporation, and U.S. Foodservice, which combined represent $1.1 billion, or approximately 16% of the aggregated amortized cost basis of the Company’s corporate loans.

Item 7. Management’s Discussion and Analysis

Corporate Loans, page 75

4.                                       We note your disclosure stating your nonaccrual loans decreased from $439.9 million as of December 31, 2009 to $165.1 million as of December 31, 2010.  We further note the significant decrease in loan defaults during 2010.  Please clarify to us and revise future filings as necessary to describe in greater detail the reason for the significant decrease in the amount of nonaccrual loans from December 31, 2009 to December 31, 2010 and how this impacted your allowance for loan loss.

In response to the Staff’s Comment, the Company advises the Staff that the $274.8 million decline in loans classified as non-accrual from $439.9 million as of December 31, 2009 to $165.1 million as of December 31, 2010 is primarily attributable to dispositions of such loans through sales and principal repayments.  Specifically, the $274.8 million decline in non-accrual loans from December 31, 2009 to December 31, 2010 consists of sales of $254.4 million, loan repayments of $65.2 million, transfers out of non-accrual status due to improvement of credit quality of $33.3 million, which collectively are offset by $78.1 million of net additions and changes to loan balances. Of the $439.9 million of non-accrual loans as of December 31, 2009, $268.5 million of them were classified as held for sale, which are carried at the lower of amortized cost or estimated market value without a corresponding allowance for loan losses.  As a result, the decline in the Company’s balance of non-accrual loans did not have a correspondingly significant impact on the Company’s allowance for loan losses.  The Company will include language substantially similar to the following in its disclosure relating to corporate loans in its management’s discussion and analysis in future filings:

Non-accrual loans declined from $439.9 million as of December 31, 2009 to $165.1 million as of December 31, 2010 as a result of sales and principal payments. The $274.8 million decline in non-accrual loans between these two dates did not have a correspondingly significant impact on our allowance for loan losses because the majority of loans on non-accrual status as of December 31, 2009 consisted of loans held for sale for which there was no corresponding allowance for loan losses as loans classified as held for sale are carried at the lower of cost or estimated market value.

5.                                       As a related matter, please bridge the gap between your large 2009 net charge-offs of $283.3 million and your large nonaccrual loan balance of $439.9 million as of December 31, 2009.  In other words, please explain why despite the large charge-offs taken during 2009, you still had a large nonaccrual loan balance as of December 31, 2009.

In response to the Staff’s Comment, the Company advises the Staff that the $283.3 million of total charge-offs that occurred during 2009 had the effect of reducing the non-accrual balance of corporate loans that would have been reported as of December 31, 2009 had the charge-offs not occurred.  The majority (approximately 58%) of the charge-offs that occurred during 2009 related to loans transferred to held for sale from held for investment through which the amortized cost, which represents the carrying value of the Company’s corporate loan portfolio, was reduced to the lower of cost or estimated market value. The increase in charge-offs of corporate loans and in the balance of non-accrual loans during and as of the year ended December 31, 2009 was attributable to the dislocations in the global credit markets that occurred as result of the credit crises that impacted the capital markets during 2009.

6.                                       We note the increase in impaired loans from $121.2 million as of December 31, 2009 to $149.8 million as of December 31, 2010.  Please tell us and revise future filings to explain why the significant decrease in loan defaults does not appear to have contributed to a decrease in impaired loans.  Please describe how loan defaults and delinquencies are considered in determination of the impaired loans.

In response to the Staff’s Comment, the Company advises the Staff that corporate loans designated as being impaired represent a subset of corporate loans held for investment; and corporate loans in default represent a subset of all corporate loans, consisting of corporate loans held for investment and corporate loans held for sale.  Loans held for sale are not designated as being impaired as they are carried at the lower of cost or estimated market value and as a result no allowance for loan losses is maintained for such loans.  The Company designates a loan as impaired once it determines that it is probable that the Company will not be able to recover its outstanding investment amount in the loan in accordance with its contractual terms.  Of the $392.5 million of loans that were in default as of December 31, 2009, $316.9 million, or approximately 81%, were included in loans held for sale and therefore were not part of the impaired loan population. Accordingly, the decline in defaulted loans from $392.5 million as of December 31, 2009 to $18.6 million as of December 31, 2010 was primarily due to sales of defaulted loans that had been previously designated as held for sale and did not have a correspondingly significant impact on the Company’s loans designated as impaired.

The increase in impaired loans from $121.2 million as of December 31, 2009 to $149.8 million as of December 31, 2010 is a result of additional loans held for investment that the Company deemed to be impaired as of December 31, 2010.

The Company will include disclosure substantially similar to the following in its future filings in its managements’ discussion and analysis with respect to the relationship between defaulted and impaired loans as follows:

The balance of impaired loans is comprised of loans held for investment, while the balance of defaulted loans includes both loans held for investment and loans held for sale.  Loans that are specifically identified as being impaired have a specific allocated reserve that represents the excess of the loan’s amortized cost amount over its fair value. Loans that are held for sale have no such allocated reserve because they are already carried at the lower of amortized cost or estimated fair value. Since defaulted loans may primarily consist of loans classified as held for sale and impaired loans consist of only loans held for investment, fluctuations in the balances of defaulted loans will not necessarily correspond to fluctuations in impaired loans.

7.                                       On page 77, you discuss your troubled debt restructurings.  We did not note any quantification of this balance or any description of the loans modified.  Please tell us and revise future filings to disclose the total amount of troubled debt restructurings.  In addition, if the balance is significant, please tell us and revise future filings to disclose the following:

•                  A description of the key features of the modifications including the significant terms modified and whether the modification is short-term or long term;

•                  Policy on how many payments the borrower needs to make before returning the loan to accrual status; and

•                  Enhanced discussion of the type of concessions made (reduction in interest rate, payment extensions, forgiveness of principal, etc).

In response to the Staff’s Comment, the Company advises the Staff that it modified $218.4 million and $10.4 million amortized cost of corporate loans in 2009 and 2010, respectively, which qualified as troubled debt restructurings, and which resulted in net charge-offs of $118.7 million and $3.7 million, respectively.  In each case, the modification involved an exchange of the existing loan for equity in the issuer of the loans.

The Company further advises the Staff that in its future filings the Company will disclose the total amount of troubled debt restructurings and, in the event that the balance is significant, we will include a description of the key features of the modifications including the significant terms modified and the type of concessions made as outlined above.  In addition, due to the nature of the types of troubled debt restructurings the Company has executed to date, specifically being debt- to-equity modifications, the Company does not believe that assessing a period of performance before returning the loan to accrual status has been applicable. However, the Company advises the Staff that in the event that troubled debt restructurings for which such assessment is applicable arise in the Company’s portfolio, it will prospectively disclose a policy on how it assesses a period of performance.

8.                                       Please tell us and disclose in future filings whether you have modified any loans that you believe do not meet the definition of a troubled debt restructuring.  If so, quantify the amount of modified loans by loan type and explain your basis for not accounting for such modified loans as troubled debt restructurings.

In response to the Staff’s Comment, the Company advises the Staff that it modified $558.0 million and $1.0 billion amortized cost of corporate loans during the years ended December 31, 2009 and 2010, respectively. The Company believes that these modifications, which primarily involved increases in existing rates combined with extension of existing maturities to prevailing market rates/maturities for similar instruments at the time of modification, do not meet the definition of a troubled debt restructuring since the respective borrowers were neither experiencing financial difficulty nor were seeking (nor granted) a concession as part of the modification. In addition, these modifications of non-troubled debt holdings were accomplished with modified loans that were not substantially different from the loans prior to modification.

The Company further advises the Staff it will disclose in its future filings the total amount of loan modifications that are not accounted for as troubled debt restructurings and the basis for not accounting for such modifications as troubled debt restructurings, as outlined above.

Exhibits

9.                                       It appears that certain schedules and/or exhibits have not been included in exhibit 10.18.  To the extent the exhibit continues to be material to the company, please refile the exhibit in its entirety in future filings.

In response to the Staff’s Comment, the Company advises the Staff that it will refile this exhibit in its entirety with its upcoming Quarterly Report on Form 10-Q for the period ended March 31, 2011.

Financial Statements

Consolidated Statements of Cash Flows, page F-9

10.                                 It appears you have combined corporate loans and available-for-sale securities activities (purchases, sales and principal payments) together for purposes of reporting cash flows from investing activities.  Given the material amounts of these balances to total assets on your balance sheet (70% and 10%, respectively as of December 31, 2010); we believe separate cash flow reporting would provide greater transparency to investors.  Please revise your future filings to separately quantify purchases, sales and principal payments of corporate loans and available-for-sale investment securities.

In response to the Staff’s Comment, the Company advises the Staff that it will prospectively disclose in its consolidated statements of cash flows separate cash flow amounts for corporate loans and securities available-for-sale in order to quantify principal payments of each of these types of investments, proceeds from sales from each of these types of investments, and cash flows for purchases of each of these types of investments.

11.                                 On page 77, you disclose you recorded charge-offs totaling $57.4 million and $283.3 million, respectively, during 2010, comprised primarily of loans transferred to loans held for sale.  Please quantify the amounts of loans transferred and tell us where these have been included on your Consolidated Statements of Cash Flows.  We note these transfers should be considered non-cash financing activities.

In response to the Staff’s Comment, the Company advises the Staff that during the years ended December 31, 2010 and December 31, 2009, it transferred $1.05 billion and $1.23 billion, respectively, amortized cost amount of corporate loans to held for sale. The Company further advises the Staff that it has not previously disclosed the transfer of loans, originally acquired for investment, from loans held for investment to loans held for sale in its consolidated statement of cash flows and will provide disclosure of these amounts prospectively in its filings as non-cash investing activities.

Note 2 — Summary of Significant Accounting Policies

Corporate Loans, page F-15

12.                                 We note you transferred certain loans from the held for sale to the held for investment category during the year and also transferred certain loans from the held for investment category to the held for sale category during 2010.  Please tell us and revise your future filings to disclose in more detail why these transfers were made.  In addition, disclose your accounting policy for recognizing interest income going forward.

In response to the Staff’s Comment, the Company advises the Staff that it makes investments in corporate loans with the intention of holding them for investment and from time to time transfers loans to held for sale when a determination is made that the loan will likely be sold in the foreseeable future.  During the year ended December 31, 2010, the Company transferred certain corporate loans to held for sale as a result of: i) the Company determining that the loan’s credit quality in relation to the loan’s expected risk-adjusted return no longer meet the Company’s investment objective; and/or ii) the Company deciding to reduce or eliminate its exposure to a particular loan for risk management reasons. In addition, from time to time the Company transfers a loan back to held for investment from held for sale when the circumstances that led to the determination to transfer the loan to held for sale are no longer present.

The Company further advises the Staff that it will provide additional detail on the nature of transfers to loans held for sale and transfers of loans from held for sale back to held for investment in future filings and will include disclosure substantially similar to the following with respect to the Company’s accounting policy for recognizing interest income in its accounting policies footnote to its financial statements going forward:

Interest income on corporate loans classified as held for sale is recognized through accrual of the stated coupon rate for the loans, unless the loans is placed on non-accrual status, at which point previously recognized accrued interest is reversed if its determined that such amounts are not collectible and interest income is recognized using either the cost-recovery method or on a cash-basis.

13.                                 We note you purchase participations and assignments in corporate loans in the primary and secondary market and that these loans are generally characterized as having below investment grade ratings or being unrated.  Please tell us and revise your future filings to disclose your accounting policy with respect to loans acquired with deteriorated credit quality.

In response to the Staff’s Comment, the Company advises the Staff that its accounting policy with respect to loans acquired with deteriorated credit quality is to record the loan at its initial cost and recognize the Company’s estimate of all cash flows in excess of the Company’s initial investment in the loan as interest income on a level-yield basis over the life of the loan (accretable yield).  The Company further advises the Staff that it will include disclosure substantially similar to the following under the “Corporate Loans” section of its summary of significant accounting policies footnote to its financial statements in future filings:

Loans acquired with deteriorated credit quality are recorded at initial cost and interest income is recognized as the difference between the Company’s estimates of all cash flows that it will receive from the loan in excess of its initial investment on a level-yield basis over the life of the loan (accretable yield) using the effective interest method.

14.                                 We note the Company typically charges-off a corporate loan when management believes the asset to be uncollectible.  Please tell us and revise your future filings to describe in more detail how management makes the determination that a loan is uncollectible.  For example, if these loans are charged-off after a certain period of delinquency, disclose that fact.  Refer to ASC 310-10-50-11B (b).

In response to the Staff’s Comment, the Company advises the Staff that the corporate loans the Company invests in are generally deemed in default when a single interest payment is missed or when another covenant in the respective loan agreement is violated. At that time, the Company reviews whether the loan is uncollectible and charges-off a portion or all of its amortized cost basis in a corporate loan when it determines that it is uncollectible due to either: i) the estimation based on a recovery value analysis of a defaulted loan, that less than the amortized cost amount will be recovered through the agreed upon restructuring of the loan or as a result of a bankruptcy process of the issuer of the loan; or ii) the determination by the Company to transfer a loan to held for sale with the loan having an estimated market value below the amortized cost basis of the loan.

The Company further advises the Staff that it will prospectively include disclosure substantially similar to the following with respect to its policy for charging off corporate loans in the corporate loans footnote to the Company’s financial statements:

The corporate loans the Company invests in are generally deemed in default upon the non-payment of a single interest payment or as a result of the violation of a covenant in the respective loan agreement.  The Company charges-off a portion or all of its amortized cost basis in a corporate loan when it determines that it is uncollectible due to either: i) the estimation, based on a recovery value analysis of a defaulted loan that less than the amortized cost amount will be recovered through the agreed upon restructuring of the loan or as a result of a bankruptcy process of the issuer of the loan; or ii) the determination by the Company to transfer a loan to held for sale with the loan having an estimated market value below the amortized cost basis of the loan.

Corporate Loans Held for Sale, page F-16

15.                                 We note your corporate loans for sale consist of loans that the Company has determined to no longer hold for investment.  In addition, we also note your disclosure on page 77 regarding the transfers of certain loans to the held for sale category during 2009 and 2010.  As it appears you have a history of making such transfers to the held for sale category, please tell us and revise your future filings to disclose the specific triggering event(s) that would cause the transfers.

In response to the Staff’s Comment, the Company advises the Staff that it primarily makes investments in corporate loans with the intention of holding them for investment and from time to time transfers loans to held for sale when a determination is made that the loan will likely be sold in the foreseeable future.  The Company transfers certain corporate loan to held for sale as a result of: i) the Company determining that the loan’s credit quality in relation to the loan’s expected risk-adjusted return no longer meets the Company’s investment objective; and/or ii) the Company deciding to reduce or eliminate its exposure to a particular loan for risk management reasons.

The Company further advises the Staff that it will provide disclosure substantially similar to the following in future filings with respect to transfers to corporate loans held for sale:

From time to time the Company makes the determination to transfer certain of its corporate loans from held for investment to held for sale.  The decision to transfer a loan to held for sale is generally a result of the Company determining that the respective loan’s credit quality in relation to the loan’s expected risk-adjusted return no longer meets the Company’s investment objective and/or the Company deciding to reduce or eliminate its exposure to a particular loan for risk management reasons.

Allowance for Loan Losses, page F-16

16.                                 We note your disclosure that the corporate loan portfolio is comprised of a single portfolio segment which includes one class of financing receivables, that is, high yield loans.  We also note that in order to determine the unallocated component of your allowance for loan losses (which comprises 76% of your total allowance balance at December 31, 2010), you stratify your corporate loans based on the seniority of the loan’s capital structure (i.e. senior secured loan, second lien loan).  Please tell us how you considered the capital hierarchy of these loans when determining a single class exists for purposes of providing the disclosures required by ASU 2010-20.  Tell us how you considered the guidance in paragraphs 310-10-55-16 through 310-10-55-19 and 310-10-55-22 when making your determination.

In response to the Staff’s Comment, the Company advised the Staff that it has determined that it has only one class of financing receivables based upon its review of the guidance provided in 310-55-16 through 310-55-19 and 310-55-22 of ASU 2010-20. Specifically, all of the Company’s financing receivables consist of corporate loans with similar characteristics in that they primarily consist of loans that are either unrated or rated below investment grade due to the leverage embedded in the issuer’s capital structure with the issuers of the Company’s loan holdings being medium to large sized companies.  The loans held by the Company consist of loans issued at different hierarchical levels in the issuer’s capital structure and the Company sometimes holds different loans at different levels of an issuer’s capital structure. The Company doesn’t consider the seniority of a corporate loan to a leveraged issuer to be a factor that results in a different class of financing receivables because the issuers of the loans the Company invests in generally have different debt tranches outstanding in their capital hierarchy and the default of one tranche generally results in the default of all tranches. Rather, the Company considers the placement of a specific loan in an issuer’s capital hierarchy as being a credit quality indicator as it is a basis for estimating the loss severity that the Company may experience in the event that a loan defaults.

Note 5 — Corporate Loans and Allowance for Loan Losses, page F-24

17.                                 Please revise your future filings to provide an age analysis of your past due corporate loans, by class, at period end.  Refer to ASC 310-10-50-7A and 310-10-55-9.

In response to the Staff’s Comment, the Company advises the Staff that it will provide an age analysis of its past due corporate loans at period end in future filings to the extent there are any delinquent payments. If not, the Company will explicitly disclose such in future filings. For clarification, the Company wishes to advise the Staff that as of December 31, 2010 none of its loans were 30 days or more past due in principal or interest payments.

18.                                 Please revise your future filings to disclose your recorded investment, by class, of corporate loans past due 90 days and still accruing interest.  Refer to ASC 310-10-50-7A and 310-10-55-9.

In response to the Staff’s Comment, the Company advises the Staff that it will revise future filings to disclose the recorded investment in corporate loans that are past due 90 days or more and still accruing interest.  For clarification, the Company wishes to advise the Staff that as of December 31, 2010, none of its loans were 90 days or more past due on payments and still accruing interest.

19.                                 You disclose on page 65 that high yield loans are characterized as having below investment grade ratings or being unrated.  As it appears certain of your loans may have been rated by credit rating agencies, please tell us why you did not also disclose this information for purposes of meeting the requirements of ASC 310-10-50-29.

In response to the Staff’s Comment, the Company advises the Staff that in Note 1, Organization, to its financial statements it discloses that it invests in below investment grade corporate debt, which includes the corporate loans the Company holds.  As all of the corporate loans held by the Company consist of below investment grade loans the Company considers them to be in the same ratings categorization from a risk management perspective. The Company would disclose credit ratings information for purposes of meeting the requirements of ASC 310-10-50-29 if it held both investment grade and below investment grade loans.

Note 7 — Deconsolidation of Residential Mortgage Loan Securitization Trusts, page F-28

20.                                 We note on January 1, 2010, the Company deconsolidated six residential mortgage securitization trusts (with assets and liabilities totaling approximately $2.0 billion) as a result of the adoption of new accounting guidance regarding the consolidation model for variable interest entities.  Please tell us, and revise your future filings to disclose whether the related residential mortgages were securitized through one of the GSEs (i.e. Fannie Mae or Freddie Mac) with a guarantee arrangement or a private label issuer.  Provide us with your accounting analysis supporting why you do not believe you have the combination of a) rights to receive benefits or obligations to absorb losses that could be potentially significant to these entities and b) the powers to direct the activities that most significantly impact the economic performance of these entities that would together provide a controlling financing interest.

The Company advises the Staff that the residential mortgage-backed securities in the six mortgage securitization trusts that the Company deconsolidated upon the adoption of new accounting guidance regarding the consolidation model for variable interest entities all consist of residential mortgage loans securitized by a private label issuer. The residential mortgage trusts were determined by the Company to be variable interest entities and as a result the Company’s consolidation accounting analysis upon its adoption of SFAS No. 167 in January 2010 was based on evaluating for each of the six residential mortgage trusts whether the Company had both the following characteristics a) the obligation to absorb losses of the residential mortgage trusts that could potentially be significant to the residential mortgage trusts or the right to receive benefits from the residential mortgage trusts that could potentially be significant to the residential mortgage trust, and b) the powers to direct the activities that most significantly impact the performance of the residential mortgage trusts.

The Company owns the subordinate tranches of securities in each of the six residential mortgage trusts. Based on the Company’s ownership of the subordinate tranches, the Company has the first loss interest in the trusts and, as a result, management concluded that the Company met the first requirement for consolidation insomuch as the Company had the rights to receive benefits or obligations to absorb losses that could be potentially significant to the residential mortgage trusts.  In assessing the second criteria, the Company determined that the performance of each trust’s underlying assets (i.e., the residential mortgage loans held by each mortgage trust) was most significantly impacted by the assets held by each trust as each of the trust’ sole business objective is to return the cash flows received from the mortgage assets in the trusts to the investors in the trusts. Accordingly, the Company determined that the management, or servicing, of the assets in the trusts was the activity that would most significantly impact the performance of the residential mortgage trusts.

In order to assess whether the Company had the power to direct the trust’s activities that impacted the performance of the mortgage loans held by each mortgage trust the Company considered the different parties to the transaction and the powers that the Company had through its junior note ownership. The Company determined that in addition to itself as the subordinate note holder, the other parties to the residential mortgage trusts were the senior note holders, the trustee for the residential mortgage trusts, and the servicer. The servicer for each of the trusts has the ability to exercise significant discretion in determining whether to sell, dispose of, modify, or initiate foreclosure proceedings for mortgage loans that are in default or reasonably foreseeable of default. The servicer has the power to choose to either dispose of defaulted mortgage loans, sell them on an as-is basis, foreclose, or take whatever other action it deems necessary and in the best interest of the beneficial interest holders. The servicer has the power over the activity that most significantly impacts the performance of the underlying mortgage loans in each of the trusts because it controls default mitigation activities and may exercise its discretion regarding the action taken to improve the trust’s economic performance for mortgage loans in default (or reasonably foreseeable of default). The servicer’s ability to direct actions when circumstances arise or events happen constitutes power because that ability relates to the activity that most significantly impacts the economic performance of each of the trusts.

The notes held by the Company do not provide the Company with kick-out or similar protective rights to change the servicer of the residential mortgage trusts. In addition, the Company holds neither the servicing rights nor any interest in a servicing or sub-servicing agreement with respect to the mortgage trusts and both the servicer and the trustee are unaffiliated third parties of the Company.  Since the Company has no ability to direct the servicing activities of the residential mortgage trusts, the Company concluded that it does not have the power to direct the activities of the six residential mortgage trusts that most significantly impact their respective economic performance.

Note 8 — Borrowings, page F-30

21.                                 We note your disclosure on the top of page F-33 stating you purchased, in an open market auction, $83.0 million worth of various mezzanine and subordinate notes issued by CLO 2007-A and CLO 2007-1 for $44.3 million and this resulted in a gain on extinguishment of debt totaling $38.7 million.  Please explain to us and revise future filings to clarify how your purchase of various notes at a significant discount resulted in an extinguishment of debt.  Please cite the accounting guidance you relied on to support this accounting treatment.

The Company advises the Staff that the notes purchased by the Company had been issued by CLO 2007-1 and CLO 2007-A, both of which are collateralized loan obligation trusts that the Company consolidates.  The notes issued by these transactions are reflected as debt on the Company’s consolidated balance sheet.  Accordingly, the Company’s purchase of the notes represents the repurchase of debt by the Company.  The Company purchased the notes for cash without any other consideration from unaffiliated third parties and recorded the excess of the net carrying amount of the debt over the purchase price as income in the period that the transaction occurred.  The accounting guidance relied upon for the treatment of this transaction was ASC 470-50-40-2, which states, “A difference between the reacquisition price and the net carrying amount of the extinguished debt shall be recognized currently in income of the period of extinguishment as losses or gains and identified as a separate item.”

*              *              *              *

As requested by the Staff, we acknowledge that, with respect to filings made by us:

•                  we are responsible for the adequacy and accuracy of the disclosure in our filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions concerning the responses to the Staff’s comment letter may be directed to me by telephone at (415) 315-6533 or by fax at (415) 391-3077.

Sincerely,

/s/ William C. Sonneborn
William C. Sonneborn
Chief Executive Officer